                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 1-13392
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(Check One): [ ]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
             [X]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: June 30, 2001
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


Full name of registrant
                               US Diagnostic Inc.
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Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

                      250 S. Australian Avenue, Suite 900
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City, state and zip code

                         West Palm Beach, Florida 33401
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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

US Diagnostic Inc. ("USD") is not able to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, without unreasonable effort or expense, because of the significant changes to its financial reporting as a result of the reversal of discontinuing operations accounting treatment, accounting for sales due to the disposition of three imaging centers during the quarter, limitations in corporate resources, and other uncertainties described in USD's Form 10-K filed with the Securities and Exchange Commission on April 17, 2001, which is incorporated herein by reference.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              P. Andrew Shaw                561                832-0006
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         USD expects to report a net loss for the six months ended June 30, 2001 of $13.4 million as compared to a $4.5 million net loss for the 2000 comparable period. Also, the net loss for the three months ended June 30, 2001 was $12.3 million as compared to a net income of $264,000 for the 2000 comparable period. The increase in the net loss is mainly due to the $15.5 million asset impairment losses as well as lower net gains on disposition of imaging centers sold during both the six months and three months ended June 30, 2001.

         Furthermore, the Company's sales of its imaging centers pursuant to the Plan of Restructuring, were not completed within the one year time period following the approval of the Plan of Restructuring at the annual stockholders' meeting on July 21, 2000. As a result, effective June 30, 2001, the Company is treating as continuing operations its remaining operations that had previously been presented as discontinued operations. The condensed consolidated financial statements have been reclassified to reflect this presentation in the Form 10-Q filed for the quarter ended June 30, 2001.

                               US Diagnostic Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      August 15, 2001            By            P. Andrew Shaw
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